August 18, 2006

VIA EDGAR SUBMISSION AND COURIER

Ms. Mary K. Fraser

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Chilcott Holdings Company, Limited
Amendment No. 1 to Registration Statement on Form S-1 filed July 21, 2006
File No. 333-134893

Dear Ms. Fraser:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 9, 2006 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 of Warner Chilcott Holdings Company, Limited (the “Registrant”) filed on June 9, 2006 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed on July 21, 2006 (the “Amendment No. 1”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

Please find enclosed three copies of Amendment No. 2 marked to show changes from Amendment No. 1. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are responses to the Staff’s comments numbered 1 through 5, as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in the marked copy of Amendment No. 2.

Valuation of Goodwill and Intangible Assets, page 49

1.	Refer to your responses to comments nine and ten. Please disclose here and within your discussion of revenue recognition that management does not believe that the assumptions are reasonably likely to change in the future.

The Registrant has revised its disclosure as requested. See pages 47 and 49.

Results of Operations, page 49

2.	Refer to your response on comment 11. Please tell us how you are able to determine the changing price impact on your revenues, when you are unable to quantify the sales volume. In addition, please explain why you are unable to determine the volume of sales actually recognized as revenue for each period presented.

The Registrant confirms to the Staff that it has unit sales volume information by product. The Registrant uses this data to record revenue in accordance with its revenue recognition policy (see page 47). In addition, the Registrant also confirms that, as disclosed on page 44, it computes and, when relevant to its MD&A discussion, discloses the amount of the change in reported net sales driven by changes in selling price. The quantitative metric the Registrant uses for price analysis is the time weighted average of its selling price to customers for each period presented. Note that it would be incorrect to state that the percentage change in time weighted average selling price accounts for that same percentage change in the Registrant’s reported sales as time weighted averages, while quantifiable and a useful measure, do not reflect the actual timing of product sales during a period during which there is a change in selling price.

The Registrant would like to clarify its position on quantifying and disclosing changes in the volume component of changes in revenue. Although the Registrant could report the total change in unit volume sold, it believes that it is more meaningful to discuss the two components that drive the change: (1) changes in end demand as measured by estimates of total filled prescriptions for key products, which the Registrant believes are an appropriate proxy for changes in unit demand and (2) changes in the level of pipeline inventories of the Registrant’s products held by wholesalers and retailers in each period relative to the comparable prior period. The data the Registrant relies on with respect to these two components are purchased from third parties and, although the Registrant believes the data to be directionally accurate, it contains a degree of forecasting error. In addition, the Registrant only purchases wholesaler pipeline data for its two largest customers. While this data provides useful directional information, the Registrant must then extrapolate and make certain assumptions with respect to the pipeline of its remaining customers. As a result of these factors, the Registrant is uncomfortable including specific quantitative data with respect to prescription demand and estimated changes in pipeline in its public disclosure. Instead, where important to understanding changes in the Registrant’s revenue, the Registrant discusses these factors in a qualitative manner. In the

Registrant’s opinion, its “market demand” method of explaining changes in reported revenue provides readers with enhanced insight into its historical performance compared with an approach solely based on quantitative disclosure regarding price volume (based on unit sales) information.

Consolidated Balance Sheets, page F-26

3.	Please ensure that you have disclosed the liquidation preference, rather than the liquidation value, and the redemption value of the subsidiary’s preferred stock on the face of your consolidated balance sheets.

The Registrant has revised its disclosure as requested. See pages F-2 and F-29.

11. Stock Based Compensation Plans, page F-51

4.	For those equity instruments issued during 2005 through the date of your response, please disclose their grant date, the number of options or shares granted, the exercise price, and the fair value. In addition, please disclose the specific contemporaneous valuation date and the following information for those issuance which no independent contemporaneous valuation was performed.

a.	The significant factors, assumptions, and methodologies used in determining fair value;

b.	A discussion of each significant factor contributing to the difference between the fair value of the most recent grant and the midpoint of the estimated IPO price;

c.	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

For item(b), we will defer our final evaluation of stock compensation and other costs recognized until the estimated offering price is specified.

The Registrant has revised its disclosure to provide the information requested relating to grant date, number of options or shares granted, exercise price, fair value and contemporaneous valuation date in respect of the equity compensation grants made in March and April 2005. In addition, the Registrant has revised its disclosure to provide the grant dates for the August and November 2005 equity compensation grants and explain that the Registrant’s management did not obtain an independent contemporaneous valuation for these grants. See pages F-55 through F-58. As discussed with the Staff, the equity compensation grants made in August and November 2005 were immaterial and therefore the Registrant has not included specific disclosure (other than the above) relating to these grants in Amendment No. 2. As discussed with the Staff, the Registrant has added disclosure describing the factors that it believes have led to an increase in the value of the Registrant’s Class A Common Shares from $1.00 per share at the time of the March and April 2005 grants to the price per share at the mid-point of the range on the cover of the prospectus. See pages 50 through 52. The Company supplementally advises the Staff that the estimated IPO price of $17.00 referred to in its prior response letter is the midpoint of what was preliminarily determined, based on input received from the underwriters, to be a likely price range for its common stock in its IPO, considering information available at that time and then-existing market conditions.

5.	Since your response to comment 31 appears to indicate that there is no minimum conversion price for the class L common stock, please tell us how you have considered EITF 00-19 in accounting for its conversion feature.

The Registrant considered if the contingent conversion feature in Class L common stock was an embedded derivative instrument that needed to be bifurcated from the Class L common stock (“host contract”) and accounted for as a derivative instrument under the provisions of SFAS 133.

The Registrant determined that separation from the host contract would be precluded under the provisions of paragraph 12(a) of the standard. Under paragraph 12(a) in order for an instrument to be separated from the host contract and accounted for as a derivative instrument, the economic characteristics and risks of the embedded derivative instrument should not be clearly and closely related to the economic characteristics and risks of the host contract. The Registrant believes the economic characteristics and risks of the conversion feature (“embedded derivative”) are clearly and closely related to the economic characteristics and risks of the host contract.

In applying the clearly and closely related criterion cited in paragraph 12(a) the Registrant referred to paragraph 60 in Appendix A to SFAS 133. Paragraph 60 states that if the host contract encompasses a residual interest in the entity, then its economic characteristics and risks are considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract. Class L common stock, which represents the host contract is reflected as permanent equity on the Registrant’s balance sheet and does encompass a residual interest in the entity.

The embedded derivative, or conversion feature, provides the holder of Class L common stock with shares of Class A common stock upon an initial public offering or change of control. Class A common stock is also classified as permanent equity on the Registrant’s balance sheet and does encompass a residual interest in the entity.

As a result both the host contract and the embedded derivative possess principally equity characteristics related to the same entity (the Registrant), and are therefore considered clearly and closely related.

The Registrant therefore does not believe the conversion feature to be an embedded derivative instrument that needs to be separated from the host contract and accounted for as a derivative instrument under EITF 00-19.

*   *   *

We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4674 or my colleague Michael Kaplan at 212-450-4111 with any questions you may have with respect to the foregoing.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ Richard S. Truesdell, Jr.
Richard S. Truesdell, Jr.

cc w/o encl:	Isumi Hara, Esq.
Warner Chilcott Holdings Company, Ltd.

Kyle Maryanski
PricewaterhouseCoopers LLP

John T. Gaffney, Esq.
Cravath, Swaine & Moore LLP

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